ANTHONY L.G., PLLC

laura aNTHONy, esq. GEOFFREY ASHBURNE. ESQ.* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY @ANTHONYPLLC.COM

OF COUNSEL: CRAIG D. LINDER, ESQ.**** PETER P. LINDLEY, ESQ., CPA, MBA KIMBERLY L. RUDGE, ESQ. STUART REED, ESQ. MARC S. WOOLF, ESQ.

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

November 21, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed October 19, 2018 File No. 024-10876

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 001, LLC (the “Company”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced offering statement on Form 1-A filed on July 31, 2018 and as amended on August 24, 2018, September 27, 2018 and October 19, 2018 (“Form 1-A”). Amendment No. 4 is marked with < R > tags to show changes made from Amendment No. 3 to the Form 1-A filed on October 19, 2018. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated November 16, 2018. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

General

1.

Comment: We note your response to comment 2 and your intent to approach a small number of qualified institutional buyers and or institutional accredited investors and your lack of intent to use general solicitation. Notwithstanding your intentions, you must conclude that none of the purchasers in the concurrent Rule 506(b) offering have been or will be solicited by means of the Regulation A offering, which is readily available on your web-site and EDGAR, as we indicate in SEC Release 33-9741, to which you cite in your response. Please tell us how you intend to arrive at such conclusions.

Response: In response to the Staff’s comment, the Company will rely on Rule 506(c) for the private placement and will take reasonable steps to verify investors’ accredited status as a condition to accepting subscriptions for the private placement and the Company has revised the Form 1-A to reflect the foregoing.

Mara L. Ransom, Assistant Director Securities and Exchange Commission November 21, 2018 Page 2

2.	Comment: We note your response to comments 5 and 6 as well as your disclosure on the cover page that the shares will be “published on the Ethereum blockchain” and page 14 that “in the future we may enable investors to hold Class A ordinary shares in the form of ERC20 or Scott J. Lynn Masterworks 001, LLC November 16, 2018 Page 2 other crypto tokens” as well as other disclosures about blockchain. As it appears that the Class A ordinary shares are not currently being offered and sold as digital tokens, it is premature and possibly confusing to provide such disclosure where there does not currently appear to be a basis or ability for them to be “published” or “traded” on a blockchain. Please delete all references to a crypto token and blockchain throughout the offering circular and disclose only what the shares currently represent. To the extent that you develop a digital version of a security in the future, we may have comments at that time to understand how the digital security would be issued in exchange for the Class A ordinary shares and to further address the issues raised in comments 5 and 6.

Response: In response to the Staff’s comment, the Company has removed references to crypto tokens an the blockchain throughout the Form 1-A and its testing the waters materials. The Company acknowledges that in the event it seeks to issue tokens or enable the Class A ordinary shares to be represented by tokens in the future that the Staff may have comments at that time and it will not do so without soliciting the Staff’s comments.

3.	Comment: It appears that Masterworks, as your sponsor/Manager, should be considered a co-issuer of the Class A ordinary shares. In this regard, we note your disclosure that Masterworks, as your Manager, has acquired the painting for you, will manage the maintenance and administrative services relating to the painting, will receive a sourcing fee for acquiring and financing the acquisition, will own a 20% “profits interest” and receive the proceeds from this Offering, including any Class A ordinary shares not sold in this Offering, in consideration for the Painting. Please include Masterworks as a co-issuer or tell us why you are not required to do so.

Response: The Company understands that in the case of a trust and certain other instances, the “depositor” or “manager” would be considered an “issuer” under the Securities Act of 1933, as amended (the “Securities Act”). The Company understands that this is based on the express language of Section 2(a)(4) of the Securities Act, which defines the term “issuer” as follows (emphasis added):

“every person who issues or proposes to issue any security; except that with respect to certificates of deposit, voting-trust certificates, or collateral-trust certificates, or with respect to certificates of interest or shares in an unincorporated investment trust not having a board of directors (or persons performing similar functions) or of the fixed, restricted management, or unit type, the term “issuer” means the person or persons performing the acts and assuming the duties of depositor or manager pursuant to the provisions of the trust or other agreement or instrument under which such securities are issued; except that in the case of an unincorporated association which provides by its articles for limited liability of any or all of its members, or in the case of a trust, committee, or other legal entity, the trustees or members thereof shall not be individually liable as issuers of any security issued by the association, trust, committee, or other legal entity….”

However, the Company does not believe that any of our affiliates should be considered a “co-issuer” in connection with the offer and sale of Class A ordinary shares in the Company.

The term “Masterworks” in the Form 1-A is used to refer to several separate and distinct affiliated entities, each of which perform specific and unique functions for the Company. The Company used the term “Masterworks” in the Form 1-A for the purposes of clarity and ease of reading for potential investors.

For example, the Company’s affiliate, Masterworks.io, LLC, owns the Masterworks Platform which will facilitate online investment in connection with the Offering and will be used to facilitate similar offerings for other companies. Also, the Company’s affiliate, Masterworks Administrative Services, LLC, operates the Masterworks Platform and perform administrative services for the Company pursuant to an administrative services agreement. In addition, the Company’s affiliate, Masterworks Gallery, LLC, owns 100% of the Company’s membership interests prior to giving effect to the Offering, which will convert into a 20% profits interest, acquired the Painting at auction and will sell the Painting to the Company for cash or a combination of cash and Class A ordinary shares. Lastly, the Company’s affiliate, Masterworks Brokerage, LLC, may, at some point in the future, seek to develop a trading platform and provide trading services to shareholders. As noted in the Form 1-A, in addition to the relationships listed above, all of such entities will conduct significant other business activities entirely unrelated to the Company.

Listing all or any subset of such entities constituting “Masterworks” as co-issuers, would greatly confuse investors. The Company does not believe that the designation of all or any of these affiliates as co-issuers would be helpful or meaningful to investors, and in fact, would be materially misleading since investors will have no equity ownership in any of these affiliated entities as a result of investing in the Class A ordinary shares. If the Company were to treat any or all of these entities as co-issuers and therefore provide financial statements for such affiliates, investors would likely be confused since such financial statements would include matters and financial results pertaining to a wide range of operations and business activities that are unrelated to the Company or its investors.

Moreover, even if the same Masterworks entity was performing all of the foregoing services, sponsorship coupled with administrative services do not necessarily rise to the level of a co-issuer relationship. Further, under the revised structure, as discussed below, the external management entity has been replaced by a Company Board of Managers that will manage the Company, though Masterworks Administrative Services, LLC, now referred to as the “Administrator,” will perform day-to-day administrative tasks pursuant to the Administrative Services Agreement.

Mara L. Ransom, Assistant Director Securities and Exchange Commission November 21, 2018 Page 3

The Company is unaware of any instance in which the Staff has concluded that a servicer, such as the Administrator here, should be identified as a co-registrant. Further, if the Company were to consider other models that may have value as precedent, in the case of a real estate investment trust (“REIT”) that is externally managed, it is still only the REIT that is identified as the “issuer” and the manager, despite its exercise of day-to-day control, is not identified as a “co-registrant.”

While the Staff has required sponsors of securitization vehicles to be co-issuers in registered asset-backed transactions, the business of the Company is much different than that of a securitization vehicle and the Class A ordinary shares are not “asset-backed” securities, since they offer no current yield and therefore, Regulation AB and guidance issued thereunder is inapplicable. Many other transactions that involve a sponsor that owns equity and receives compensation in respect of past or ongoing administrative services are executed with a single entity named as “registrant” or “issuer,” including other investment platforms similar to the Company that have conducted Regulation A offerings, spin-off entities and externally-managed real estate investment trusts. In such instances, only the company issuing the securities offered is named as a “registrant” or “issuer.”

Further, the Company does not believe that the Administrative Services Agreement constitutes an “investment contract” intended to create value for potential investors in the Company. The value of the Class A ordinary shares and the Painting will be derived through appreciation based on market forces and will not be materially affected by the contractual activities of the Administrator pursuant to the Administrative Services Agreement. The Administrator’s role following the consummation of the offering will be administrative in nature, primarily limited to storage, insurance and compliance services similar to the manager of a typical REIT, though with far less discretion to make investment and operational decisions that would influence the ultimate value of the investment. As noted above, the Company is unaware of any instance in which, in the case of a REIT that is externally managed, that such external manager is identified as the “issuer.”

The Company also considered the guidance in Section 2710 of the Division of Corporate Finance’s Financial Reporting Manual prior to the initial filing of the Form 1-A which states the following:

“A third party credit enhancement is an agreement between a third party and the issuer or a trustee that does not run directly to the security holders. A party providing credit enhancement is not a co-issuer, however, if an investor’s return is materially dependent upon the third party credit enhancement, the Staff requires additional disclosure about the credit enhancer.”

Irrespective of whether the relationship between the Administrator and the Company is technically deemed to be a “credit enhancement,” the Company is materially dependent on the Administrator to fund administrative costs since it lacks a source of cash flow and therefore the rationale expressed in Section 2710 is relevant to the Company. It is for this reason that the liquidity of the Administrator is discussed in the liquidity discussion of Management’s Discussion and Analysis of Financial Condition and Results of Operations and, as noted in Footnote 3 to the Company’s Balance Sheet, the Administrator is required to report to the Company on a semi-annual basis its current and total assets, current and total liabilities and total equity and the Company intends to include such information in its ongoing SEC filings. The Company believes that this appropriately addresses the guidance in Section 2710.

The Company believes that the better view is not to treat the Administrator as a co-issuer, but to focus on the guidance in Section 2710 of the Division of Corporate Finance’s Financial Reporting Manual which is necessary for the protection of investors.

Notwithstanding the foregoing, in an effort to adhere to the technical language of Section 2(a)(4), the Company has revised its organizational structure such that it will be managed directly by its Board of Managers as opposed to the Board of Managers of Masterworks Administrative Services, LLC (“Administrator”). Accordingly, the role of the Administrator following the Offering will be a contractual relationship and the Administrator will no longer be the manager pursuant to the provisions of the Company’s Amended and Restated Operating Agreement. The Company has changed all references in the Form 1-A to Masterworks Administrative Services, LLC, previously defined as the “Manager” to “Administrator” since that term is more closely aligned with its actual role and such change will avoid confusing investors since it will no longer be the Manager of the Company for Delaware law purposes. A new Form of Amended and Restated Operating Agreement of the Company, reflecting these changes, has been included as an exhibit in the Form 1-A.

In evaluating an investment in the Company, potential investors are being asked to evaluate the investment characteristics of the Painting and the art market more broadly. Although the Administrator will have day-to-day responsibility for administrative services, the Company, including its Board of Managers and shareholders, retain ultimate control of the Company’s sole asset, the Painting, and the Company itself. In connection with the change to the Board of Managers referenced above, the Company has clarified in the Form 1-A, that all material decisions will require the approval of the Board of Managers of the Company. In this respect, the Administrator alone cannot make decisions that are significant to the holders of Class A ordinary shares.

Mara L. Ransom, Assistant Director Securities and Exchange Commission November 21, 2018 Page 4

4.	Comment: We note that your website includes graphs and information that compares the value of an investment in the painting to the S&P 500 and 10-Year US Treasury Bonds. Please revise to remove such information from your website, as it appears to be inconsistent with the disclosures in your Offering Circular and could be confusing to investors given the lack of a current market for your securities. Please also remove the reference to the 11.25% Historical Appreciation Rate you reference or ensure that each time you reference it, you also include the language that appears at the bottom of the “Auction Results for Similar Paintings” chart.

Response: The Company has added the graph referenced in the Staff’s comment to the Form 1-A and added clarifying language on both the website and in the Form 1-A to avoid the potential confusion cited by the Staff. The Company believes that the graph is relevant to display valuation trends in the Painting and compare those trends to other more well-known investments. The Company has also added appropriate disclosures to the 11.25% reference consistent with the Staff’s comment.

5.	Comment: Your website also states that “Investors can trade shares (coming soon).” Please revise to indicate, as you do in your Offering Circular, that such trading platform will not be available for six to twelve months after the closing of this Offering, if at all, and that Investors should be prepared to hold their Class A ordinary shares for an indefinite period of time. Please make consistent changes elsewhere on your web-site.

Response: The Company has revised the disclosure in the Form 1-A to indicate that trading markets are not expected within the twelve (12) month period following the closing of the offering and the website has been revised on a consistent basis.

6.

Comment: Where your website answers the question “How do you make money on your investment?” please ensure that you revise it to address the above comment and to state that if the painting is sold the proceeds, if any, will be distributed to shareholders, after the costs you disclose in your Offering Circular, and state the anticipated amount of time you intend to hold the painting before offering it for sale.

Response: The Company has revised the website in accordance with the Staff’s comment.

Mara L. Ransom, Assistant Director Securities and Exchange Commission November 21, 2018 Page 5

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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